Exhibit 99.1

FOR IMMEDIATE  RELEASE

                    TTI Telecom Introduces TrafficGuard v1.2
         New version accepts data directly from third-party platforms to enhance Service Assurance efficiency

Petach Tikva, Israel, May 16, 2007 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today that it has introduced a new module to its TrafficGuard system. TrafficGuard is a proactive Service Assurance tool which monitors network behavior in near real-time and provides operators with the ability to anticipate performance degradations and traffic-related impairments before their effects reach the end-user. This new module expands TrafficGuard's flexibility, enables easier operation by NOC staff, and cuts problem identification time by up to 50%.

In addition to producing alerts based on Netrac PMM - TTI Telecom's Performance Management suite - the new module can also accept data directly from CDR/IPDR and third-party platforms such as probing and CRM platforms. This enhancement further leverages TTI Telecom's integration between Fault and Performance solutions, reducing processing time and problem identification time to provide improved real-time service assurance. The newer module retains TrafficGuard's intuitive user interface and smart thresholds capabilities.

"TTI Telecom is always looking for new ways to improve its NGOSS Netrac platform and meet operators' requirements for proactive, customer-centric and business-driven service management solutions," commented Shachar Ebel, CTO of TTI Telecom. "Particularly in Next Generation IP-based networks where performance degradations account for an increasing portion of overall network and service deterioration, the new TrafficGuard module allows our customers to better ensure premium quality for their customers."

TrafficGuard, launched as an add-on to Netrac PMM in 2006, analyzes performance data in correlation with historical data on traffic trends to anticipate traffic-related faults through correlation between near-real time measurements and historical data. Netrac provides a unified network view integrating fault, performance and service management for a holistic view of service assurance based on all available information sources, including those provided by network resources, application servers, and active monitoring probes. The integration of Netrac FaM and PMM product lines enable service providers to detect and fix problems minimizing adverse impacts on customer service.

TTI Telecom will be presenting TrafficGuard and additional Netrac Service Assurance latest developments at TMW Nice, May 22-24, 2007 at booth #92.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, Next Generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
                                   -------------------

Media Contacts:  Michael Horowitz               Yochi Eisner
                 NCSM, Strategic Marketing      Director, Proposals and Marcom
                 Marketing                      TTI Telecom
                 mike@ncsm.co.il                info@tti-telecom.com
                 Tel: +972-2-563-7527           www.tti-telecom.com
                                                Tel: +972-3-926-9700
                                                Fax: +972-3-922-1249